EXHIBIT 12.1

	Visteon Corporation and Subsidiaries
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(in millions)
	Successor		Predecessor
	Year ended	3 Months	9 Months	Year Ended
	December 31	December 31	September 30	December 31
	2011	2010	2010	2009	2008	2007
Earnings
Income/(loss) before income taxes, non-controlling interest, discontinued operations	$281	$124	$1,127	$264	$(531)	$(285)
Earnings of non-consolidated affiliates	(168)	(41)	(105)	(80)	(41)	(47)
Cash dividends received from non-consolidated affiliates	47	—	12	48	46	71
Fixed charges	65	19	181	138	242	253
Amortization of capitalized interest, net of interest capitalized	—	—	—	—	7	6
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(7)	(2)	(6)	(4)	(8)	(5)
Earnings	$218	$100	$1,209	$366	$(285)	$(7)

Fixed Charges
Interest and related charges on debt	$50	$16	$170	$117	$215	$226
Portion of rental expense representative of the interest factor	15	3	11	21	27	27
Fixed charges	$65	$19	$181	$138	$242	$253

Ratios
Ratio of earnings to fixed charges *	3.37	5.19	6.68	2.65	N/A	N/A

* For the years ended December 31, 2008 and 2007, fixed charges exceeded earnings by $527 million and $260 million, respectively, resulting in a ratio of less than one.